1040 Spring St. Silver Spring, MD 20910 Office: (301) 608-9292 Fax: (301) 608-9291

April 8, 2011

VIA EDGAR

Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 First Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Re:	United Therapeutics Corporation
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed February 24, 2011
File No. 000-26301

Dear Mr. Rosenberg:

I refer to the letter of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) dated April 6, 2011, in connection with the Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2010 filed by United Therapeutics Corporation (the “Company”) on February 24, 2011 with the Securities and Exchange Commission.  Per my discussion with Dana Hartz, Staff Accountant, the Company hereby respectfully requests an extension of the deadline to file its response to the comments contained in the Staff’s letter until May 4, 2011, in light of the Company’s current focus on closing its first quarter accounts and preparing its Quarterly Report on Form 10-Q.

Please do not hesitate to contact the undersigned at (301) 608-9292 ext. 1729, or Stephen I. Glover of Gibson, Dunn & Crutcher LLP at (202) 955-8593 with any questions.

Sincerely,

/s/ JOHN M. FERRARI
John M. Ferrari
Chief Financial Officer and Treasurer
United Therapeutics Corporation